Filed by Amerada  Hess Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 14d-2(b)
                                          of the Securities Exchange Act of 1934

                                                      Subject Company: LASMO plc
                                                  Commission File No.: 333-50258



A.       [Slide Presentation by Amerada Hess Corporation]

On December 13, 2000 Amerada Hess Corporation changed its Slide Presentation previously filed on November 6, 2000. Slide 4 and Slide 5 changed and the new text is as follows:

[Slide 4]

Summary of LASMO Acquisition

o Amerada Hess has offered to purchase all outstanding shares of LASMO for(pound)2.4 Billion ($3.5 Billion)

     -    Unanimously recommended by Board of LASMO

     -    Offer  price   of(pound)1.80   is  comprised  of   approximately   69%
          (approximately(pound)1.25) cash and 31% AHC equity

     - Fixed exchange ratio of 78.7 LASMO shares for 1 AHC share, with remainder in cash

     - Assumption of approximately(pound)1.1 Billion ($1.6 Billion) of LASMO gross debt

o    Loan  note  alternative  offered

o Amerada Hess has received irrevocable commitments from shareholders holding over 20% of LASMO shares

o    First closing date is January 12, 2001


[Slide 5]

Share Price Performance since Offer Announcement

               Amerada Hess -                   Amerada Hess-
               Turnover by Volume (m)           Share Price (US$)
Nov 6          3.2592                           60.38
Nov 7          1.6142                           61.38
Nov 8          1.00091                          60.88
Nov 9          1.3727                           60.75
Nov 10         0.9495                           61.19
Nov 13         1.5345                           61.56
Nov 14         1.7317                           61.94
Nov 15         0.8269                           62.81
Nov 16         1.040                            62.94
Nov 17         0.4056                           62.19
Nov 20         0.968                            61.94
Nov 21         0.7543                           62.81
Nov 22         0.5045                           63.25
Nov 23         n/a                              63.25
Nov 24         0.6129                           62.81
Nov 27         1.092                            64.44
Nov 28         0.5642                           63.25
Nov 29         1.3396                           62.06
Nov 30         0.979                            61.25
Dec 1          1.6042                           61.81


               LASMO-                           LASMO-
               Turnover by Volume (m)           Share Price (pence)
Nov 6          148.5882                         175
Nov 7          153.0828                         174
Nov 8          55.0116                          174
Nov 9          28.1084                          173.5
Nov 10         30.5483                          173.75
Nov 13         19.7126                          174.5
Nov 14         30.597                           175
Nov 15         43.7705                          177
Nov 16         13.6839                          177.75
Nov 17         8.7111                           176.25
Nov 20         4.4424                           176.25
Nov 21         5.1458                           177
Nov 22         6.1816                           177.5
Nov 23         14.7895                          176.25
Nov 24         22.3444                          177.25
Nov 27         8.8069                           177.25
Nov 28         9.530                            178
Nov 29         17.7683                          177
Nov 30         6.2609                           175.25
Dec 1          28.7452                          175.25